February 10, 2010

MEMORANDUM

TO: Division of Corporation Finance

Securities and Exchange Commission

(Attention: Laura Nicholson)

FROM: Imperial Sugar Company

RE: Form 10-K for Fiscal Year Ended September 30, 2009

Filed December 8, 2009

File No. 000-16674

We are preparing our response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated January 28, 2010 regarding our filing identified above. As discussed in our telephone conversation today with Laura Nicholson, the Company will undertake to respond to the Staff’s comments by February 19, 2010.

IMPERIAL SUGAR COMPANY

/s/ H.P. Mechler
H.P. Mechler, Chief Financial Officer